

August 2, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg

    Re: **Globant S.A.**
           Amendment No. 3 to Draft Registration Statement on Form F-1
           Submitted July 16, 2013
           CIK No. 0001557860

Dear Mr. Migoya:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Results of Operations

2012 Compared to 2011

Income Tax Gain (Expense), page 61

1.   We note your revised disclosure in response to prior comment 3. It is unclear how your disclosure discusses the significant reconciling items between the statutory tax rate and your effective tax rate. In this regard, we note that you do not discuss the significant reconciling items in your table on page F-29. For example, the Argentine Software Promotion Law, the effect of different tax rates of foreign subsidiaries, and the tax loss carry forward not recognized. In addition, your current disclosure identifies that the increase in income tax expense for the period is primarily explained by the impact of

your Spanish subsidiary's results. Please explain the nature of these results. That is, we note your response to our prior comment 58 in your response letter dated January 14, 2013, that there are no revenues in Spain.

Underwriting, page 143

2.   We note that LOYAL3 Securities, Inc. is not listed in the Initial Purchasers table at the top of page 143; however, it is included among the underwriters on the Prospectus Cover Page. Please explain to us the reason for this apparent discrepancy.

3.   Refer to the table at the bottom of page 143. Please tell us whether underwriting discounts and commissions will be paid to LOYAL3 and included in this table. Alternatively, disclose the manner and amount of consideration to be paid to LOYAL3.

4.   In the fourth full paragraph on page 145, you disclose that 1% of the common shares to be sold by you in this offering will be offered through LOYAL3. Please explain to us how the underwriters will reserve those shares and allocate them for sale through the LOYAL3 platform. In addition, tell us whether LOYAL3 will be a party to the underwriting agreement in exhibit 1.1 or a separate agreement with Globant and what consideration you gave to filing such an agreement.

Notes to the Consolidated Financial Statements

Note 22 – Employee Benefits

22.3– Fair value of stock options granted, page F-41

5.   We have reviewed your response to prior comment 6 and note that the stock price in your assumptions did not change as a result of a clerical error reflecting the reorganization process. Since this stock price can be revised to provide consistent assumptions disclosed in your calculation of the fair value of the stock options please revise accordingly.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Christopher C. Paci, Esq.
       DLA Piper LLP (US)